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                                                                                                                                          June 21, 2010

Via Federal Express and Edgar Transmission

Mr. Larry Spirgel Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Phone: 202-551-3810

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Form 10-Q for the Quarter Ended March 31, 2010
Filed May 5, 2010
File No. 001-09553

Dear Mr. Spirgel:

On behalf of our client, CBS Corporation (“CBS” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated May 28, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009 and the Company's Form 10-Q for the quarter ended March 31, 2010.  Reference is made to the Company’s letter filed with the SEC on May 14, 2010, which responded to the comments made by the Staff in its letter dated April 13, 2010.  For purposes of this letter, the Company refers to its Form 10-Q for the quarter ended June 30, 2010 as its “Second Quarter Form 10-Q”.  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Form 10-K for the Year Ended December 31, 2009

Impairment of Goodwill and Intangible Assets, page II-31
3) Goodwill and Intangible Assets, page II-54

1.	We note your response to comment six in our letter dated April 13, 2010. For each unit of accounting with a significant carrying amount, please disclose
•	its carrying amount
•	your key assumptions under the Greenfield Method with respect to estimated annual cash flows over the build-up projection period and the basis for those assumptions.
•	any uncertainty associated with your key assumptions, including any market-specific event and/or circumstance that has negatively impacted, or could negatively impact, its fair value.

In response to the Staff's Comment, in future filings, beginning with the Second Quarter Form 10-Q, the Company will further expand its disclosure in the Critical Accounting Policies section of its MD&A, as set forth below.

For the convenience of the Staff, the revised disclosures in the Critical Accounting Policies section have been compared to the disclosure proposed in the Company’s response letter dated May 14, 2010.

Critical Accounting Policies

Impairment of Goodwill and Intangible Assets

FCC licenses are tested for impairment at the geographic market level by comparing the fair value of the intangible asset by geographic market with its book value. The Company considers each geographic market, which is comprised of all of the Company’s radio or television stations within that geographic market, to be a single unit of accounting because the FCC licenses at this level represent their highest and best use. The estimated fair value of each FCC license~~s~~ is computed using the Greenfield Discounted Cash Flow Method (‘‘Greenfield Method’’), which attempts to isolate the income that is attributable to the license alone. The Greenfield Method is based upon modeling a hypothetical start-up station and building it up to a normalized operation that, by design, lacks inherent goodwill and whose other assets have essentially been added as part of the build-up process. The Greenfield Method adds the present value of the estimated annual cash flows of the start-up station over a ~~the build-up~~ projection period to the residual value ~~of the start-up~~ at the end of the projection period. ~~This technique requires the use of significant estimates and assumptions such as revenues, discount rates and perpetual nominal growth rates.~~ The annual cash flows over the projection period include assumptions for overall advertising revenues in the relevant geographic market, the start-up station’s operating costs and capital expenditures, and a three-year build-up period for the start-up station to reach a normalized state of operations, which reflects the point at which it achieves an average market

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83

share. In order to estimate the revenues of a start-up ~~operation~~ station, the total market advertising revenue ~~trend~~ in the subject market is estimated based on recent industry projections. Operating costs and capital expenditures are similarly estimated based on industry-average data. The residual value is calculated using a perpetual nominal growth rate, which is ~~used to estimate the residual value, is~~ based on projected long-range inflation in the United States and long-term industry projections. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities in the broadcast industry.

The discount rates and perpetual nominal growth rates used for each radio and television station are as follows:

	Discount Rate	Perpetual Nominal Growth Rate
Television stations	8.5%	2.5%
Radio stations	8.5%	2.0%

The assumptions used in determining fair values of the FCC licenses require management to make significant judgments. Certain ~~future~~ events and circumstances, including deterioration of market conditions, higher cost of capital or a decline in the local radio or television advertising markets, could result in changes to these assumptions and judgments.  During 2009, a weakened radio advertising marketplace negatively impacted the fair value of FCC licenses in certain radio markets and resulted in impairments in 16 radio markets, which reduced the carrying values of the FCC licenses in these markets to their estimated fair values during the fourth quarter of 2009. ~~A~~ Further downward revision in the present value of future cash flows could result in additional impairments and a non-cash charge would be required. Such a charge could have a material effect on the Company’s consolidated statement of operations and consolidated balance sheet.
~~As a result of the impairment charges recorded during the fourth quarter of 2009, the carrying values of the FCC licenses in 16 radio markets were reduced to their respective estimated fair value, which was $1.85 billion in the aggregate. The FCC licenses in four radio markets, which have an aggregate carrying value of $815.9 million, were each within 10% of their respective estimated fair values. The FCC licenses in four television markets, which have an aggregate carrying value of $496.2 million, were each within 10% of their respective estimated fair values.~~ The following table presents the FCC licenses, by unit of accounting, where the carrying values (“CV”) are within 10% of the respective estimated fair values (“FV”).

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83

FCC Licenses CV at December 31, 2009 (in millions)	Percentage by which FV exceeds CV

**CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83**

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83

15) Reportable Segments, page II-84

2.
We note your response to comment seven in our letter dated April 13, 2010.  Based on the reporting unit reorganization guidance in ASC Topic 350-20-35-45 and 46, it appears that you are required to reallocate goodwill to reporting units, using a relative fair value allocation approach.  In this regard, tell us whether you performed a goodwill impairment test of your reporting units prior to the realignment of your internal management structure in the fourth quarter of 2009.

The Company respectfully submits that in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 350-20-35-45 and 46 and as described in its response to Comment 3 below, it (i) reallocated goodwill from the reporting units which existed prior to the realignment of its internal management structure in the fourth quarter of 2009 (“the pre-realignment reporting units”) to the reporting units which exist after this realignment (the “post-realignment reporting units”) and (ii) performed goodwill impairment tests for both its pre-realignment reporting units and its post-realignment reporting units, in each case in the fourth quarter of 2009. Please see the response to Comment 3 for further discussion on the outcome of this impairment test.

3.	Please tell us the following:

•	what your basis was for reallocating assets and liabilities, including goodwill, from the former reporting units to the new reporting units.

The Company respectfully notes that under the post-realignment reporting unit structure, only CBS Television Stations and CBS College Sports Network were separated from their pre-realignment reporting unit. With the exception of goodwill, the reallocation of assets and liabilities from the pre-realignment reporting unit to the post-realignment reporting units was based on the specific identification of the assets and liabilities that were directly related to the operations of these businesses, which is consistent with the methodology used by the Company to allocate revenues and expenses. Please see the response to Comment 5 for further discussion.

The goodwill of the pre-realignment reporting units was allocated to the post-realignment reporting units using a relative fair value allocation approach pursuant to the requirements of ASC Topic 350-20-35-45.  The fair values of the pre-realignment reporting units were the same as their respective fair values used for step one of the pre-realignment goodwill impairment test and the fair values of the post-realignment reporting units were the same as their respective fair values used for step one of the post-realignment goodwill impairment test.

•	if any of the former reporting units were at risk of failing step one of the goodwill impairment test, prior to the reorganization.

The Company respectfully notes that all of its pre-realignment reporting units passed step one of the goodwill impairment test prior to the reorganization.  The individual carrying values

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83

of four pre-realignment reporting units with significant goodwill balances (two within the Radio segment, one within the Outdoor segment and one within the Interactive segment), with an aggregate goodwill carrying value of $4,961 million as of December 31, 2009, were within the range of 2% to 4% of their respective estimated fair values. The Company notes that it recorded impairment charges for Radio and Outdoor in 2008, which reduced goodwill to the then current estimated fair value. The Company also notes that CBS Interactive was recorded at its fair value as of its acquisition date in June of 2008. The Company respectfully submits that the risk of failing step one of the goodwill impairment test and the amount of goodwill at risk was virtually the same under the pre-realignment and post-realignment reporting unit structures

4.  Additionally, you stated that “The Company does not utilize the aggregation criteria in determining its reportable segments or reporting units.”  Tell us your consideration of each TV and radio market as a component.  Refer to your basis in the accounting literature.

     In determining the reporting units of the Local Broadcasting operating segment, which was formed to capitalize on the Company’s strong local presence by efficiently combining its efforts across its television and radio stations in managing its operations, the Company considered the guidance in ASC Topic 350-20-35-33, which defines a reporting unit to be an operating segment or one level below an operating segment (also known as a component).  Under the Company’s post-realignment management structure, both CBS Television Stations (“TV Stations”) and CBS Radio (“Radio”) are one level below the Local Broadcasting operating segment and therefore were determined to be the components of the Local Broadcasting operating segment.

     Additionally, the Company considered the guidance in ASC Topic 350-20-35-34, which defines a component of an operating segment to be a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Pursuant to this guidance, the Company defines its TV Stations and Radio components as its reporting units, since this is the level at which the Local Broadcasting segment manager regularly reviews the operating results and makes resource allocation decisions.

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83

5.
We note your response to comment eight in our letter dated April 13, 2010.  Per your statements, “While Stations are still dependent on the Network for content, the Network is less dependent on the contributions provided by its stations to obtain a return on its programming investments.” In this regard, please tell us the following:

•	how you determine film content and the related amortization allocable to Entertainment (CBS Television) and Local Broadcasting (CBS Television Stations)

Refer to ASC Topic 280-10-50-29.

The Company respectfully notes that the cost of programming (and the related assets and liabilities) that is licensed or produced by CBS Television Stations (“TV Stations”) to be broadcast only at the local market level (“Local Programming”) is recorded at the Local Broadcasting segment. This programming includes local news, acquired off-network syndicated programming (i.e., programming exhibited on television stations following its exhibition on a network or basic cable network such as Everybody Loves Raymond) and first run syndication series (i.e., programming exhibited on television stations without prior exhibition on a network or cable service such as Judge Judy and Entertainment Tonight). The cost of programming licensed by the TV Stations from the Entertainment segment is determined consistently with the terms of similar licensing arrangements with third parties and is eliminated in consolidation.

The cost of programming (and the related assets and liabilities) that is licensed or produced by the Entertainment segment to be broadcast over the CBS Television Network (“Network”) nationwide (“Network Programming”) is recorded at the Entertainment segment. This programming includes The CBS Evening News, the current season of entertainment shows such as NCIS and Two and a Half Men, sporting events such as the NFL games, and The Late Show with David Letterman. These costs are not directly charged to the Company's owned and operated TV Stations.  However, for certain arrangements in which the Network licenses the rights to broadcast sports programming, the Network charges the TV Stations a fee for such programming. This allocation methodology, including the fee charged by the Network for sports programming, is generally consistent with the terms of similar arrangements with third-party affiliated stations. All intercompany transactions are eliminated in consolidation.

•
how you allocate national/local advertising, content licensing/distribution and affiliation fee television revenues between Entertainment (CBS Television) and Local Broadcasting (CBS Television Stations).

The Company respectfully notes that the TV Stations reporting unit and CBS Television reporting unit each has its own separate sales staff, who sell their respective available advertising inventory.  In this regard, the TV Station’s sales team is responsible for selling advertising spots to both local and national advertisers during the broadcast of Local Programming as well as certain limited spots that are allocated to TV Stations during the broadcast of Network

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83

Programming. Accordingly, these advertising revenues are recorded within the Local Broadcasting segment. The Company respectfully notes that the spots that are allocated to CBS’ owned TV Stations during the broadcast of the Network Programming are the same as those provided to television stations owned by independent third parties that broadcast CBS Network Programming pursuant to the Network’s affiliation arrangements. At the same time, the Network’s sales team is responsible only for selling national advertising spots to be aired during the broadcast of Network Programming and, accordingly, those advertising revenues are recorded within the Entertainment segment.

Revenues generated from content licensing and distribution of television programming are recorded by the Entertainment segment since the Entertainment segment owns and distributes such television programming.  In accordance with ASC Topic 280-10-50-29, any revenues generated by the Entertainment segment from the licensing and distribution of television programming to the TV Stations are determined consistently with the terms of sales arrangements with third party television stations and are eliminated in consolidation.

Affiliation fees received from cable, satellite and telephone providers are allocated between the Entertainment and Local Broadcasting segments based on the Company’s estimate of the amount the TV Stations would receive if the TV Stations had negotiated these fees separately from the Network. This estimate is determined based on several factors including the amount received by the Company’s television stations not affiliated with the Network as well as publicly disclosed information for independent television stations groups.

Form 10-Q for the Quarter Ended March 31, 2010

9) Income Taxes, page 13
Provision for Income Taxes, page 32

6.  Tell us more in detail the nature of the “$26.4 million reversal of previously established deferred tax liabilities” that partially offset the tax effect of the recently enacted Patient Protection and Affordable Care Act.

During the first quarter of 2010, the Company determined that tax positions related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 were stated incorrectly in its tax returns filed for prior periods, as the Company did not deduct on its tax returns the gross payment to participants, but instead deducted the net payment after receipt of the Medicare Part D subsidy.  The related deferred tax liability and tax provision were also incorrectly recorded. As a result, to correct this error the Company intends to adjust its prior-year tax returns and has reversed this deferred tax liability, resulting in a $26.4 million adjustment.

The Company respectfully notes that it has performed a contemporaneous and comprehensive analysis in accordance with ASC Topic 250, Accounting Changes and Error Corrections (“ASC Topic 250”) and determined that the out-of-period adjustment is not material under Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, for both the period of adjustment and all prior periods. In accordance with ASC

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83

the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, for both the period of adjustment and all prior periods. In accordance with ASC Topic 250, when assessing whether or not to record the out-of-period adjustment, the Company considered both quantitative and qualitative factors in assessing the item’s materiality to both the consolidated balance sheets and consolidated statements of operations.  Based on this analysis, the out-of-period adjustment would have impacted total assets, total liabilities, and net assets at December 31, 2006, 2007, 2008, and 2009 by 1% or less.  Net earnings (loss) would have been impacted by less than 1% for each of 2006, 2007, and 2008 and by 3.7% for 2009. As a result of this out-of-period adjustment being quantitatively significant to the first quarter of 2010, the Company performed an analysis on the estimated full year 2010 impact pursuant to the guidance in ASC Topic 250-10-45-27.  **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83**. As a result, the adjustments are not considered material to the Company’s Consolidated Statement of Operations or Consolidated Balance Sheets for 2010 or any prior period. The Company respectfully notes that, in addition to other qualitative factors, it considered that the out-of-period adjustment had no impact on key metrics that management, investors and analysts use to measure the Company’s performance, including revenues, operating income and free cash flow. Based on its consideration of the quantitative and qualitative factors, the Company concluded that the judgment of a reasonable person relying on the Company’s previously issued reports would not have been changed or influenced by the identified adjustments. Therefore, the Company recorded the adjustment in the first quarter of 2010.

***

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely, /s/Stephen T. Giove Stephen T. Giove

cc:	Leslie Moonves, President and Chief Executive Officer
Gary L. Countryman, Chair of the Audit Committee
Joseph R. Ianniello, Executive Vice President and Chief Financial Officer
Louis J. Briskman, Executive Vice President and General Counsel
Thomas S. Shilen, Jr., Senior Vice President, Controller and Chief Accounting Officer
Stefanie Kane, PricewaterhouseCoopers LLP
Robert Conklin, PricewaterhouseCoopers LLP
Kathryn Jacobson, Securities and Exchange Commission
Carlos Pacho, Securities and Exchange Commission
Jessica Plowgian, Securities and Exchange Commission

Confidential Treatment Requested
by CBS Corporation of Limited Portions
of the Responses to Comments 1 and 6
pursuant to Rule 83